SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Reddit, Inc.

(Name of Issuer)

Class A Common Stock, $0.0001 par value

(Title of Class of Securities)

75734B 100

(CUSIP Number)

Steven Huffman

c/o Reddit, Inc.

303 2nd Street, South Tower, 5th Floor

San Francisco, California 94107

(415) 494-8016

(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

August 20, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75734B 100

1	Name of Reporting Person Steven Huffman
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) SC, PF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 5,312,863
	8	Shared Voting Power 57,655,068*
	9	Sole Dispositive Power 5,312,863
	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 62,967,931
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐
13	Percent of Class Represented by Amount in Row (11) 41.0%**
14	Type of Reporting Person (See Instructions) IN

*

Represents shares subject to the Voting Agreements (as defined in Item 6 of the Schedule 13D). Such Voting Agreements contain provisions relating to the voting of the common stock held by certain of the parties thereto. Accordingly, Mr. Huffman may be deemed to share beneficial ownership of such shares held by such parties until the termination of the respective Voting Agreement. See Item 6 of the Schedule 13D.

**	Calculated pursuant to Rule 13d-3 of the Exchange Act. See Item 5.

EXPLANATORY NOTE

This Amendment No. 1 (“Amendment No. 1”) to Schedule 13D relates to Class A Common Stock, par value $0.0001 per share (the “Class A Common Stock”), of Reddit, Inc. (the “Issuer”), and amends and supplements the initial statement on Schedule 13D filed on May 3, 2024 (as so amended, the “Schedule 13D”). Except as specifically amended by this Amendment No. 1, the Schedule 13D remains in full force and effect. Capitalized terms used but not defined in this Amendment No. 1 shall have the same meanings ascribed to them in the Schedule 13D as amended from time to time.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On May 21, 2024, Mr. Huffman, individually and through a trust for which he is a trustee, adopted a Rule 10b5-1 trading arrangement (the “2024 Rule 10b5-1 Plan”) intended to satisfy the affirmative defense conditions of Rule 10b5-1(c) for the sale of up to 1,564,489 shares of the Class A Common Stock. The 2024 Rule 10b5-1 Plan will terminate at the earlier of the execution of all trading orders pursuant to the plan or August 16, 2025. Mr. Huffman primarily intends to use the proceeds from sales under the trading plan to cover taxes due upon the exercise of expiring stock options for Issuer stock. The 2024 Rule 10b5-1 Plan will not require Mr. Huffman or the trust of which he is a trustee to sell any specific number of shares of Class A Common Stock or at all, and may be modified, suspended or terminated at any time without notice.

Item 5. Interest in Securities of the Issuer.

Item 5(a) – (c) of the Schedule 13D is hereby amended and restated as follows:

The aggregate number and percentage of shares of Class A Common Stock beneficially owned by Mr. Huffman and, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover page of this Schedule 13D and are incorporated herein by reference.

Beneficial ownership of shares of Class A Common Stock includes shares of Class A Common Stock which may be acquired upon the conversion of shares of the Issuer’s Class B Common Stock, par value $0.0001 per share (the “Class B Common Stock” and, together with the Class A Common Stock, the “Common Stock”). Holders of Class A Common Stock and Class B Common Stock generally vote together as a single class, unless otherwise required by law, the Issuer’s amended and restated certificate of incorporation, or the Issuer’s amended and restated bylaws. Each share of Class A Common Stock is entitled to one vote. Each share of Class B Common Stock is entitled to ten votes per share and is convertible at any time into one share of Class A Common Stock.

(a)-(b) Mr. Huffman currently beneficially owns 5,312,863 shares of Class A Common Stock based on, (i) 36,869 shares of Class A Common Stock held directly by Mr. Huffman, (ii) the right to acquire 672,866 shares of Class A Common Stock upon the exercise of vested stock options or options vesting within 60 days held directly by Mr. Huffman, (iii) the right to acquire 809,734 shares of Class A Common Stock upon the conversion of an equal number of shares of Class B Common Stock held directly by Mr. Huffman, (iv) the right to acquire 224,288 shares of Class A Common Stock upon the conversion of an equal number of shares of Class B Common Stock underlying vested stock options to acquire shares of Class B Common Stock or such options vesting within 60 days held directly by Mr. Huffman, (v) the right to acquire 1,971,573 shares of Class A Common Stock upon the conversion of an equal number of shares of Class B Common Stock underlying vested stock options to acquire shares of Class B Common Stock or such options vesting within 60 days held by Mr. Huffman through a trust of which he is the trustee and (vi) the right to acquire 1,597,533 shares of Class A Common Stock upon the conversion of an equal number of shares of Class B Common Stock held by Mr. Huffman through a trust of which he is the trustee.

As more fully described in Item 6 of this Schedule 13D, in connection with the initial public offering of the Issuer (the “IPO”), Mr. Huffman entered into certain voting and governance agreements with the Issuer and certain other stockholders of the Issuer. By virtue of the Voting Agreements, Mr. Huffman may also be deemed to have shared voting power over 10,803,604 shares of Class A Common Stock and 46,851,464 shares of Class B Common Stock. Information with respect to shares of Common Stock held by the other parties to the Voting Agreements in this filing is based on information provided by the Issuer.

Based on the above, Mr. Huffman may be deemed to beneficially own an aggregate of 62,967,931 shares of Class A Common Stock, representing approximately 41.0% of the Class A Common Stock, calculated on the basis of Rule 13d-3 of the Exchange Act. Such beneficial ownership constitutes approximately 37.3% of the total outstanding Common Stock. The foregoing calculations of beneficial ownership are based on 94,955,524 shares of Class A Common Stock and 70,920,530 shares of Class B Common Stock outstanding as of August 5, 2024, in each case, as disclosed in the Quarterly Report on Form 10-Q filed by the Issuer with the Securities and Exchange Commission on August 7, 2024 adjusted by an additional 6,460,000 shares of Class A Common Stock and fewer shares of Class B Common Stock in an equal amount as a result of a conversion of shares Class B Common Stock to Class A Common Stock on August 20, 2024 by one of the other parties to the Voting Agreements, as provided by the Issuer, and assume the (i) conversion of all shares of Class B Common Stock beneficially owned by Mr. Huffman into an equal number of shares of Class A Common Stock and (ii) exercise by Mr. Huffman or the trust of which he is trustee of all stock options currently exercisable or exercisable within 60 days.

Based solely on beneficial ownership of Mr. Huffman excluding the shares subject to the Voting Agreements, Mr. Huffman beneficially owns approximately 5.0% of the outstanding Class A Common Stock, calculated pursuant to Rule 13d-3 of the Exchange Act, and approximately 3.1% of the total Common Stock, assuming the (i) conversion of all shares of Class B Common Stock held by Mr. Huffman or the trust of which he is trustee and (ii) exercise by Mr. Huffman or the trust of which he is trustee of all stock options currently exercisable or exercisable within 60 days.

Because each share of Class B Common Stock generally is entitled to ten votes per share and each share of Class A Common Stock is entitled to one vote per share, Mr. Huffman may be deemed to beneficially own equity securities of the Issuer (including shares underlying vested stock options or stock options vesting within 60 days, even if out-of-the-money) representing approximately 68.4% of the total number of votes of Common Stock of the Issuer, assuming the exercise by Mr. Huffman or the trust of which he is trustee of all stock options currently exercisable or exercisable within 60 days.

Not included in the beneficial ownership totals above are shares of Common Stock underlying stock options not scheduled to vest within the next 60 days and shares of Common Stock underlying unvested restricted stock units.

(c) Except as described below, Mr. Huffman has not effected any transactions in the shares of Class A Common Stock during the past 60 days.

On July 27, 2024, Mr. Huffman became the beneficial owner of an additional (i) 224,288 shares of Class A Common Stock underlying previously granted stock options scheduled to vest with 60 days (on September 25, 2024) and (ii) 74,762 shares of Class A Common Stock which may be acquired upon the conversion of an equal number of shares of Class B Common Stock underlying previously granted stock options schedule to vest within 60 days (on September 25, 2024).

On August 20, 2024, Mr. Huffman received shares of Class A Common Stock and Class B Common Stock upon the delivery of certain outstanding equity awards, receiving (i) 17,289 shares of Class A Common Stock in respect of 37,382 vested restricted stock units, net of withholding for taxes, (ii) 17,288 shares of Class B Common Stock in respect of 37,381 vested restricted stock units, net of withholding for taxes, and (iii) 306,381 shares of Class B Common Stock in respect of 662,447 vested performance-based restricted stock units, net of withholding for taxes. On August 20, 2024, Mr. Huffman converted the 17,288 shares of Class B Common Stock referred to above into an equal number of shares of Class A Common Stock.

On August 20, 2024, Mr. Huffman and a trust of which he is trustee sold 14,000 and 110,408 shares of Class A Common Stock, respectively, pursuant to the 2024 Rule 10b5-1 Plan, as further described on Schedule A hereto. The 110,408 shares of Class A Common Stock were received upon exercise of an equal number of options to purchase shares of Class B Common Stock, and conversion of such shares of Class B Common Stock into an equal number of shares of Class A Common Stock. On August 21, 2024, a trust of which Mr. Huffman is trustee exercised an additional 86,749 options to purchase shares of Class B Common Stock and holds such shares following such exercise.

As described further in Item 6 of this Schedule 13D, Mr. Huffman has been granted certain equity awards which will be settled, following vesting, into shares of Common Stock or are exercisable, following vesting, into shares of Common Stock.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Item 4 of this Schedule 13D is hereby incorporated by reference into this Item 6.

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: August 22, 2024

/s/ Julie Rogers
Julie Rogers, Attorney-in-Fact

Schedule A

Sales of shares of Class A Common Stock in Past 60 Days

Sale of 14,000 shares on August 20, 2024:

Number of Shares	Average Weighted Sales Price	Low Price	High Price
5,000	$53.02	$52.52	$53.51
4,292	$54.13	$53.54	$54.52
4,708	$54.87	$54.54	$55.05

Sale of 110,408 shares on August 20, 2024:

Number of Shares	Average Weighted Sales Price	Low Price	High Price
33,026	$52.95	$52.43	$53.42
31,466	$53.91	$53.43	$54.42
45,916	$54.80	$54.43	$55.05

The Reporting Person undertakes to provide to the Issuer, any security of the Issuer or the staff of the of the Securities and Exchange Commission, upon request, full information regarding the number of shares of Class A Common Stock sold at each separate price within the ranges set forth herein.